UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 5)

                          ROBERTS PHARMACEUTICAL CORPORATION
                                   (Name of Issuer)

                            Common Stock, $0.01 par value
                            (Title of Class of Securities)

                                      77049-108
                                    (CUSIP Number)

                            YAMANOUCHI GROUP HOLDING INC.
                         YAMANOUCHI PHARMACEUTICAL CO., LTD.
                         (Names of Persons Filing Statement)


                               Richard W. Canady, Esq.
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA 94111
                                    (415) 399-3027
                    (Name, Address and Telephone Number of Persons
                  Authorized to Receive Notices and Communications)

                                    April 11, 1997
                            (Date of Event which Requires
                              Filing of this Statement)

               If the filing person has previously filed a statement on
             Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
                Rule 13d-1(b)(3) and (4), check the following box [ ].

               Check the following box if a fee is being paid with this
                                    statement [ ].





          CUSIP No. 77049-108        SCHEDULE 13D               Page 2 of 5


                                                                YAMANOUCHI
                                                       PHARMACEUTICAL CO.,
           1.  Name of Reporting Person                               LTD.

               IRS Identification No. of Above Person           13-2971791

           2.  Check the Appropriate Box if a Member               (a) [x]
               of a Group                                          (b) [ ]

           3.  SEC USE ONLY

           4.  Source of Funds                                          WC

           5.  Check Box if Disclosure of Legal
               Proceedings is Required Pursuant to
               Items 2(d) or 2(e)                                      [ ]

           6.  Citizenship or Place of Organization                  Japan

                              7.  Sole Voting Power                    -0-
                 NUMBER OF
                  SHARES      8.  Shared Voting Power            5,048,500
               BENEFICIALLY
               OWNED BY EACH  9.  Sole Dispositive
                 REPORTING        Power                                -0-
                PERSON WITH
                              10. Shared Dispositive
                                  Power                          5,048,500

           11. Aggregate Amount Beneficially Owned by
               Each Reporting Person                             5,048,500

           12. Check Box if the Aggregate Amount in
               Row 11 Excludes Certain Shares                          [ ]

           13. Percent of Class Represented by Amount
               in Row 11                                             18.5%

           14. Type of Reporting Person                                 HC





          CUSIP No. 77049-108        SCHEDULE 13D               Page 3 of 5


                                                          YAMANOUCHI GROUP
           1.  Name of Reporting Person                      HOLDING, INC.

               IRS Identification No. of Above Person           94-3091443

           2.  Check the Appropriate Box if a Member               (a) [x]
               of a Group                                          (b) [ ]

           3.  SEC USE ONLY

           4.  Source of Funds                                          AF

           5.  Check Box if Disclosure of Legal
               Proceedings is Required Pursuant to
               Items 2(d) or 2(e)                                      [ ]

           6.  Citizenship or Place of Organization               Delaware

                              7.  Sole Voting Power                    -0-
                NUMBER OF
                 SHARES       8.  Shared Voting Power            5,048,500
              BENEFICIALLY
              OWNED BY EACH   9.  Sole Dispositive
                REPORTING         Power                                -0-
               PERSON WITH
                              10. Shared Dispositive
                                  Power                          5,048,500

          11.  Aggregate Amount Beneficially Owned by
               Each Reporting Person                             5,048,500

          12.  Check Box if the Aggregate Amount in
               Row 11 Excludes Certain Shares                          [ ]

          13.  Percent of Class Represented by Amount
               in Row 11                                             18.5%

          14.  Type of Reporting Person                                 CO





          CUSIP No. 77049-108        SCHEDULE 13D               Page 4 of 5


                    This Amendment No. 5 to Schedule 13D is being filed to report a change in the status of representation of Yamanouchi Pharmaceutical Co., Ltd., a corporation organized under the laws of Japan ("Yamanouchi"), on the Board of Directors of Roberts Pharmaceutical Corporation, a New Jersey corporation (the "Issuer"), that will occur.

          Item 4.  Purpose of Transaction.

          As discussed under "Board Representation" in Item 4 of the
          Schedule 13-D, under the Stock Purchase Agreement entered into between Yamanouchi and Issuer, dated January 22, 1992, Yamanouchi had the right to designate up to two members of the Board of Directors of the Issuer for so long as Yamanouchi directly or indirectly owned at least 18% of the outstanding common stock of the Issuer, on a fully diluted basis, and one director for so long as Yamanouchi owned at least 10% but less than 18% of the outstanding common stock of Issuer, on a fully diluted basis. Yamanouchi presently has two representatives on the Board of Directors of Issuer, but now owns less than 18% of Issuer's outstanding Common Stock, on a fully diluted basis. The two designees of Yamanouchi who are presently serving on the Board of Issuer, Akihiko Matsubara and Takao Miyamoto, will continue to serve until the election of directors at the Annual Meeting of Shareholders of Issuer to be held in May of 1997. Yamanouchi has decided not to designate any representative of Yamanouchi for election at that meeting. Under the Stock Purchase Agreement, Yamanouchi will continue to have the right in the future to again designate a representative on the Board of Roberts for so long as it continues to hold 10% of the outstanding shares of common stock of Roberts, on a fully diluted basis. The Stock Purchase Agreement also provides that during any period when there are no representatives of Yamanouchi on the Board of the Issuer, the Issuer will permit a representative of Yamanouchi to attend all meetings of the Board of Directors of the Issuer.





          CUSIP No. 77049-108        SCHEDULE 13D               Page 5 of 5


                                      Signatures

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          DATED:    April 14, 1997.

                                        YAMANOUCHI PHARMACEUTICAL CO., LTD.


                                        By:  /s/ Masayoshi Onoda
                                             ______________________________
                                        Name:     Masayoshi Onoda
                                        Title:    Chief Executive Officer


                                        YAMANOUCHI GROUP HOLDING INC.


                                        By:  /s/ Kozo Takahashi
                                             _____________________________
                                        Name:     Kozo Takahashi
                                        TItle:    President